EXHIBIT 99.1


CANADIAN NATURAL RESOURCES LIMITED PROPOSES TWO-FOR-ONE STOCK SPLIT CALGARY, ALBERTA - MARCH 17, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces that the Board of Directors will recommend to the shareholders that the Company's common shares be subdivided on the basis of 2:1. The proposal will be voted on at the Annual and Special Meeting of the Shareholders to be held May 5, 2005. If approved, it is expected that the record date for determining shareholders entitled to participate in the subdivision of the Company's common shares will be on or about May 20, 2005 and that the share certificates representing the additional common shares will be issued on or about May 27, 2005. In commenting on the stock split, Allan Markin, Chairman, stated "by increasing the number of our common shares, we increase our trading liquidity which should result in a wider share ownership base."

Canadian Natural currently has approximately 268.2 million common shares issued and outstanding.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.





For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

                                                             ALLAN P. MARKIN
                                                                    Chairman
               TELEPHONE:   (403) 514-7777
               FACSIMILE:   (403) 517-7370                  JOHN G. LANGILLE
               EMAIL:       IR@CNRL.COM                            President
               WEBSITE:     www.cnrl.com
                                                          STEVE W. LAUT
                                                     Chief Operating Officer
               TRADING SYMBOL - CNQ
               Toronto Stock Exchange                        COREY B. BIEBER
               New York Stock Exchange                              Director
                                                          Investor Relations